

December 31, 2012

Via E-Mail
Robin Thompson
President
Webfolio Inc.
1129 8 Street S.E.
Calgary AB Canada T2G 2Z6

> **Re:** **Webfolio Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed December 10, 2012**
> **File No. 333-182970**

Dear Mr. Thompson:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Unless otherwise stated, references to prior comments refer to those from our letter dated August 27, 2012.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Neither your amended registration statement nor your response to prior comment 1 addresses the extent to which any of the exemptions available to you as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act are also available to you as a Smaller Reporting Company. Please revise your filing to provide such disclosure, or tell us in your response letter why you determined not to do so.

2.   Your response to prior comment 3 states that you are a development stage company with a specific business plan, and that as such, you do not believe you are a shell company. Please provide us with additional facts and analysis in support of your assertion that you are not a shell company, addressing specifically the definition of "shell company" in Securities Act Rule 405. In this regard, please explain in greater detail the specific

actions that your management has taken in furtherance of your business plan; as one example only, please tell us specifically how you have continued to develop your website. Please also describe any related expenses incurred in connection with these actions. In addition, tell us how you concluded that the steps taken to date are sufficiently significant to constitute greater than "nominal" operations under the Rule 405 definition, and refer us to any regulatory guidance upon which you are relying in this regard.

Summary of Prospectus

General Information About Our Company, page 3

3.   We note your response to prior comment 4. Your disclosure continues to be unclear, however, with respect to the status of your business and the services you anticipate your product will provide. Please revise here and under "Description of Our Business" on page 18 to address the following:

- Describe the status of your business, including by clarifying whether you have begun the development of your service and whether you have begun developing the software necessary to run your service.
- Clarify the specific services you intend to provide, for example, whether you intend to provide a listing service to allow buyers to search for properties and investors to search for buyers or if you intend to provide a referral service.
- Explain how you will find potential buyers. For example, clarify if you intend to have buyers sign up for your service or if your service will instead provide investors with lists of buyers you have aggregated from elsewhere. If the latter, describe where you will obtain contact information for buyers.
- Please also revise to clarify whether you will also provide other services. In this regard, we note that in response to prior comment 14, you indicate that CRM applications, not online real estate property listing services, are your primary competitors. Please describe how you intend to be a "CRM application" as you discuss on page 24.

4.   Please revise to clarify:

- what the Google App Engine is and how you will use this platform to launch your service and the steps you have taken to use the Google App Engine;
- how you have "mapped out the primary areas of functionality the service will offer" and what "wire frame sketches of screens" are;
- what the "initial domain, service and controller class designs" are that you have generated;
- what an "open-source code editor" is; and
- the specific steps you took when you "vetted [y]our concept and planned functionality through a number of part time and full time real estate investors…"

<u>Because we are small we do not have an audit committee and we do not have adequate
disclosure controls and procedures…, page 8</u>

5.   We note that you have removed the last sentence of this risk factor in response to prior
        comment 7. However, given that your management has determined that your disclosure
        controls and procedures are ineffective, please revise to address the concerns raised in our
        prior comment 7. In your response, please confirm your understanding that you will be
        required to provide management's conclusions regarding the effectiveness of your
        disclosure controls and procedures in your first periodic report following effectiveness of
        the registration statement. Refer to Item 307 of Regulation S-K. Please also revise to
        clarify how your management's evaluation was limited in scope, and describe more
        specifically how your disclosure controls and procedures were ineffective. Please also
        disclose in an appropriate place elsewhere in the prospectus any plans you may have to
        remedy the weakness in your disclosure controls and procedures. To the extent you
        intend to use a portion of the proceeds from this offering to remedy the weakness in your
        disclosure controls and procedures, please revise your "Use of Proceeds" section on page
        11 accordingly. If you currently have no plans to remedy the identified weakness, please
        disclose this fact in your risk factor.

<u>As an "Emerging Growth Company" under the Jumpstart Our Business Startups Act…, page 10</u>

6.   We note your revised disclosure in response to prior comment 8. Please tell us how you
        determined that if "the market value of [y]our common stock that is held by non-affiliates
        exceeds $700 million as of any May 31…, [you] would cease to be an emerging growth
        company as of the following November 30…." In this regard, we note that your current
        fiscal year end is May 31 and the measurement date for purposes of determining large
        accelerated filer status is the last business day of the issuer's most recently completed
        second fiscal quarter. See Section 101(a) of the JOBS Act and Exchange Act Rule 12b-2.
        Please revise or advise.

<u>Because there is no public trading market for our common stock…, page 11</u>

7.   We note your response to prior comment 9. However, your response and revised
        disclosure do not specifically address the automatic reporting suspension of Section 15(d)
        of the Exchange Act and the potential effect on the company and its investors of such a
        suspension in reporting obligations, as requested. Please add appropriate risk factor
        disclosure to inform potential investors of the risks posed by the automatic reporting
        suspension of Section 15(d), given that you appear likely to have fewer than 300
        shareholders following completion of the offering.

<u>Use of Proceeds, page 13</u>

8.   We note your response to prior comment 11. However, it continues to be unclear how
        the amounts indicated in your use of proceeds are related to your 12-month budget, which

you describe on page 18 as "based on minimum operations." Please revise to clarify. Please also revise to provide more detail on the "functionalities" of your product based upon your different funding scenarios. For example, please clarify how your "system functionality will basically allow investors to manually maintain lists of their potential buyers" if 10% of the offering is sold, given that you will not have a beta product. Please also clarify how this is the "minimum functionality."

9.   Please revise to clarify what you mean by "Programming," "Online Project Management & Development Tool Subscriptions" and "Telecommunications & Internet" in your table, and clarify how these uses would allow you to achieve your milestones and the development of your product. Please also clarify why you will apply significantly less of the proceeds towards accounting, auditing and legal expenses if 10% of the offering is sold than in 40% of the offering is sold. Please clarify what accounting, auditing and legal services you will forego in the event that 10% of the offering is raised.

10.   Given your statement on page 18 that you "estimate that [you] can operate in [y]our current limited operations scenario for approximately 4-6 months with the cash currently available to the company," please revise to disclose whether you believe you will be able to operate for the next 12 months if you raise each of the amounts in the offering specified.

Management's Discussion and Analysis or Plan of Operation

Overview, page 27

11.   We note your response to prior comment 15. However, your "12-month budget," the amount of this "12-month budget," and the operations and costs included in such budget continue to be unclear. Please revise to clarify the amount of this budget and the specific operations and costs included in "minimum operations." Revise also to discuss whether your 12-month budget includes the proposed milestones discussed, and if so, which milestones, and address whether under your proposed budget you expect to be able to develop and sell your product. Please also revise to discuss how this 12-month budget relates to your statement on page 18 that management estimates that you can operate in your current operations for approximately 4-6 months with the cash currently available to the company. In addition, state clearly the amount of capital that must be raised in order to sustain your operations for the next twelve months.

Results of Operations, page 30

12.   We note your response to prior comment 16 and your discussion of the components of your expenses through May 31, 2012. Please revise to provide a discussion of the components of these expenses through November 30, 2012.

Security Ownership of Certain Beneficial Owners and Management, page 33

13.   Please tell us why the percentage of shares to be owned by all officers and directors as a group after the completion of the offering differs from the percentage of shares to be owned by Robin Thompson, given that Mr. Thompson is your sole officer and director. Please also revise to include the percentage of shares to be owned after the completion of the offering by your officers and directors as a group if 40% of the offering is sold and if 10% of the offering is sold.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

14.   We note the revised audit report in response to prior comment 20. The revised report does not refer to the related statement of operations, shareholders' equity and cash flows for the period from May 16, 2011 (date of inception) to May 31, 2012, which is the cumulative period presented in the audited financial statements. Please file a revised audit report that identifies the periods consistent with the financial statements included in your registration statement. Please refer to PCAOB Interim Auditing Standards AU Section 508.

15.   While we note that the letterhead has been changed in response to prior comment 21, the auditor's signature does not reflect the name of your auditor as registered by the PCAOB. Please advise or ensure that the signature on the revised auditor report included in your next registration statement amendment reflects your auditor's name as registered with the PCAOB.

Exhibit 23.1

16.   We note the revised consent filed in response to prior comment 23. The auditor's consent does not refer to the financial statements for the period from inception to May 31, 2012, which is the cumulative period presented in the financial statements. Please file an updated consent that refers to the financial statement periods consistent with the report and financial statement periods filed in your registration statement.

You may contact Joyce Sweeney at (202) 551-3449 or Patrick Gilmore, Accounting Branch Chief at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Allicia Lam, Attorney-Advisor, at (202) 551-3316 or me at (202) 551-3483 with any other questions. If you thereafter have questions, you may contact the Assistant Director Barbara C. Jacobs at (202) 551-3730.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor

cc (by e-mail): Kevin M. Murphy, Attorney at Law